UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             BEAZER HOMES USA, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    07556Q105
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                    [ ] Rule 13d-1(b)

                    [X] Rule 13d-1(c)

                    [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
                CUSIP No. 07556Q105              Page 2 of 10 Pages
--------------------------------------------------------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

                               Basswood Capital Management, LLC

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |X|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware
------------------------- -------- ---------------------------------------------
                             5     SOLE VOTING POWER

        NUMBER OF                                    -0-
                          -------- ---------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                     697,955 shares
                          -------- ---------------------------------------------
          EACH               7     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                      -0-
                          -------- ---------------------------------------------
          WITH               8     SHARED DISPOSITIVE POWER

                                                     697,955 shares
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               697,955 shares
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                     |_|

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               5.0%
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
                               OO
------------ -------------------------------------------------------------------

--------------------------------------------------------------------------------
                CUSIP No. 07556Q105              Page 3 of 10 Pages
--------------------------------------------------------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

                               Matthew Lindenbaum

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |X|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States of America
------------------------- -------- ---------------------------------------------
                             5     SOLE VOTING POWER

        NUMBER OF                                    870 shares
                          -------- ---------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                     697,955 shares
                          -------- ---------------------------------------------
          EACH               7     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                      870 shares
                          -------- ---------------------------------------------
          WITH               8     SHARED DISPOSITIVE POWER

                                                     697,955 shares
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               698,825 shares
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                     |_|

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               5.1%
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
                               IN
------------ -------------------------------------------------------------------

--------------------------------------------------------------------------------
                CUSIP No. 07556Q105              Page 4 of 10 Pages
--------------------------------------------------------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

                               Bennett Lindenbaum

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |X|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States of America
------------------------- -------- ---------------------------------------------
                             5     SOLE VOTING POWER

        NUMBER OF                                    988 shares
                          -------- ---------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                     697,955 shares
                          -------- ---------------------------------------------
          EACH               7     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                      988 shares
                          -------- ---------------------------------------------
          WITH               8     SHARED DISPOSITIVE POWER

                                                     697,955 shares
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               698,943 shares
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                     |_|

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               5.1%
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
                               IN
------------ -------------------------------------------------------------------

Item 1(a).   Name of Issuer:

                             Beazer Homes USA, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                             1000 Abernathy Road
                             Suite 1200
                             Atlanta, Georgia 30328


Item 2(a).   Name of Person Filing:

                             Basswood Capital Management, LLC
                             Matthew Lindenbaum
                             Bennett Lindenbaum

Item 2(b).   Address of Principal Business Office or, if None, Residence:

                             Basswood Capital Management, LLC
                             645 Madison Avenue
                             10th Floor
                             New York, NY 10022

                             Matthew Lindenbaum
                             c/o Basswood Capital Management, LLC
                             645 Madison Avenue
                             10th Floor
                             New York, NY 10022

                             Bennett Lindenbaum
                             c/o Basswood Capital Management, LLC
                             645 Madison Avenue
                             10th Floor
                             New York, NY 10022

Item 2(c).   Citizenship:

                  Basswood Capital Management, LLC - Delaware
                  Matthew Lindenbaum - United States of America
                  Bennett Lindenbaum - United States of America

Item 2(d).   Title of Class of Securities:

                  Common Stock, par value $0.01 per share

Item 2(e).   CUSIP Number:  07556Q105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

             (a)[ ] Broker or Dealer registered under section 15 of the Act,

             (b)[ ] Bank as defined in section 3(a)(6) of the Act,

             (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act,

             (d)[ ] Investment Company registered under Section 8 of the
                    Investment Company Act of 1940,

             (e)[ ] An investment adviser in accordance with ss.
                    240.13d-1(b)(1)(ii)(E),

             (f)[ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F),

             (g)[ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G),

             (h)[ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act,

             (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

             (j)[ ] A group, in accordance with ss. 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

                  (a)  Amount beneficially owned:

                           Basswood Capital Management, LLC - 697,955
                           Matthew Lindenbaum - 698,825
                           Bennett Lindenbaum - 698,943

                  (b)  Percent of class:

                           Basswood Capital Management, LLC - 5.0 %
                           Matthew Lindenbaum - 5.1 %
                           Bennett Lindenbaum - 5.1 %

                  (c)      Number of shares as to which such person has:

         Basswood Capital Management, LLC

                    (i)  Sole power to vote or to direct the vote: 0
                    (ii) Shared power to vote or to direct the vote: 697,955
                         shares
                    (iii) Sole power to dispose or to direct the disposition of:
                         0
                    (iv) Shared power to dispose or to direct the disposition
                         of: 697,955shares

         Matthew Lindenbaum

                    (i)  Sole power to vote or to direct the vote: 870 shares
                    (ii) Shared power to vote or to direct the vote:
                         697,955shares
                    (iii) Sole power to dispose or to direct the disposition of:
                         870 shares
                    (iv) Shared power to dispose or to direct the disposition
                         of: 697,955 shares

         Bennett Lindenbaum

                    (i)  Sole power to vote or to direct the vote: 988 shares
                    (ii) Shared power to vote or to direct the vote: 697,955
                         shares
                    (iii) Sole power to dispose or to direct the disposition of:
                         988 shares
                    (iv) Shared power to dispose or to direct the disposition
                         of: 697,955 shares

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         N/A

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

         If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A

Item 9.  Notice of Dissolution of Group.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A

Item 10.  Certification.

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2005

                                              Basswood Capital Management LLC*

                                              /s/ Matthew Lindenbaum
                                              ---------------------------------
                                              By:  Matthew Lindenbaum
                                              Title:  Managing Member


                                              /s/ Matthew Lindenbaum
                                              ---------------------------------
                                              Matthew Lindenbaum*


                                              /s/ Bennett Lindenbaum
                                              ---------------------------------
                                              Bennett Lindenbaum*

* The Reporting Persons disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

                                    AGREEMENT

         The undersigned agree that this Schedule 13G/A dated February 14, 2005 relating to the Common Stock, par value $0.01 per share, of Beazer Homes USA, Inc. shall be filed on behalf of the undersigned.

                                              Basswood Capital Management LLC

                                              /s/ Matthew Lindenbaum
                                              ---------------------------------
                                              By:  Matthew Lindenbaum
                                              Title:  Managing Member


                                              /s/ Matthew Lindenbaum
                                              ---------------------------------
                                              Matthew Lindenbaum


                                              /s/ Bennett Lindenbaum
                                              ---------------------------------
                                              Bennett Lindenbaum